

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Room 4561

July 7, 2006

VA Partners, LLC
c/o Allison Bennington
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

> **Re:** **Acxiom Corporation**
> **Revised Preliminary Proxy Statement**
> **Filed June 29, 2006 by VA Partners, LLC**
> **File No. 0-13163**

Dear Ms. Bennington:

We have reviewed your filing and response letter dated June 29, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

Cover Page, page 1

1. You disclose that "electing new directors who are unaffiliated with Acxiom's past would provide a new voice and fresh perspective as well as oversight and input in addressing the Company's financial, operational and corporate governance issues." Please expand your disclosure to explain the meaning of being "unaffiliated with Acxiom's past." Also, we remind you that all statements of opinion or belief must be clearly characterized as such and the filing party must have a reasonable basis for any statements of belief. For example, your revised disclosure should re-characterize your reference to Acxiom's "financial, operational and corporate governance issues" as opinion.

Background and Reasons for the Solicitation, page 2

2. We note your response to comment 1 of our letter of June 15, 2006. In this regard, we note your disclosure that Acxiom did not retain Stephens, Inc. Accordingly, please revise to disclose a brief summary of the background of Stephens and explain the context in which Stephens generated a research report on Acxiom. Also, disclose whether Stephens has any affiliation to Acxiom or VA Partners, including its affiliates. Further, it does not

appear that the "referenced slide" is available from Stephens at the cited web address without a password. Please revise accordingly.

3.   We refer you to prior comment 2 of our letter dated June 15, 2006. You continue to disclose that the use of "Acxiom's off-balance-sheet transactions and treatment of stock-option expenses have drawn close public scrutiny and criticism" and that analysts "expressed concern" regarding Acxiom's synthetic leases. Similarly, you continue to disclose that the Wall Street Journal "criticized Acxiom's treatment of stock-option expenses." We remind you that your disclosure should fairly characterize the support you cite. In this regard, it does not appear that the referenced conference call transcript necessarily "expressed concern" regarding synthetic leases or that the Wall Street Journal article expressly "criticized Acxiom's treatment of stock-option expenses." Please revise to accurately portray the factual support you provide.

4.   We refer you to prior comment 3 issued on June 15, 2006. Please revise to disclose the basis of your belief that the "debate" refers to "the manner by which management has financed Acxiom's growth."

                                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jay Ingram at (202) 551-3397, Jeff Werbitt at (202) 551-3456, or Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 with any questions. If you need additional assistance, please contact me at (202) 551-3730.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile
        Christopher Karras, Esq.
        Facsimile: (215) 994-2222